FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

15 March 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2015 as a part of variable pay for the performance year ended 31 December 2014.

On 14 March, the first tranche of the Awards granted in 2015 vested and the following transactions took place in London. The net number of Shares which have vested is required to be retained for six months. The remainder of the Awards will vest in two further tranches, in 2017 and 2018.

Directors

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5218 per Share	Shares vested (net)
Stuart Gulliver	24,210	2,360	11,379	12,831
Iain Mackay	16,270	1,586	7,647	8,623
Marc Moses	19,399	1,892	9,118	10,281

Other PDMRs

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5218 per Share	Shares vested (net)
Mohammad Al Tuwaijri	16,465	1,605	0	16,465
Samir Assaf	39,515	3,851	18,573	20,942
Peter Boyles	19,163	1,867	8,624	10,539
Patrick Burke	21,805	2,125	12,172	9,633
John Flint	24,884	2,426	11,696	13,188
Pierre Goad	3,667	357	1,724	1,943
Pam Kaur	13,741	1,340	6,459	7,282
Stuart Levey	26,527	2,586	12,468	14,059
Andy Maguire	23,231	2,264	10,919	12,312
Paulo Maia	8,626	841	3,283	5,343
Antonio Simoes	15,277	1,490	7,181	8,096
Peter Wong	34,369	3,350	5,156	29,213

1 At USD6.3185 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 22 and 26 February 2016 converted into USD.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 15 March 2016